UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended March 31, 2002

ALLEGHENY ENERGY, INC.
(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 -1766 (301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held

Allegheny Energy, Inc.	(1)
|
Allegheny Ventures, Inc.	(2)
|
Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%
|
Fellon-McCord Associates, Inc. / Alliance Energy Services Partnership / Alliance Gas Services Holdings, LLC	(4)	Energy	November 1, 2001	Kentucky	100%

Allegheny Energy Supply Company, LLC	(5)
|
Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%

Nature of Business:

       (1)   Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly 98.017% of the outstanding voting securities in Allegheny Supply Company, LLC.

       (2)   Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc., and
               Allegheny Ventures, Inc. holds directly all of the outstanding securities in Fellon-McCord Associates, Inc.

      (3)   Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.

       (4)   Fellon-McCord Associates, Inc. provides energy consulting and management services. Alliance Gas Services
              Holdings, LLC and Alliance Energy Services Partnership provide natural gas and other energy-related services to large commercial and industrial end-use customers

             Alliance Gas Services Holdings, LLC, is owned 40% by Energy Corporation of America and 60% by
              Allegheny Ventures, Inc. Allegheny Energy Services Partnership is owned 50% by Allegheny
              Ventures, Inc. and the remaining 50% ownership is held by Alliance Gas Services Holding, LLC.

(5) Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC.

       (6)     Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the  addition of a facility for the production of coal-based synthetic fuel from the coal fines.

.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount Of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting company to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$681,705	$(61,545)		$620,160
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$661,304	$(73,159)		$588,144

ITEM 4 SUMMARY OF AGGREGATE INVESTMENT

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2002	$7,653,785		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,148,068		line 2

Greater of $50 million or line 2		$1,148,068	line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Mon Synfuel, LLC	$ 250
Allegheny Energy Solutions, Fellon McCord, Alliance Energy,
and Alliance Gas Services Holdings	$ 75,057

Total current aggregate investment		$ 75,307	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,072,761	line 5

Investments in gas-related companies:

None
ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None
ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc. Statement of Operations for the Three Months Ended March 31, 2002

Allegheny Energy Solutions, Inc. Balance Sheet at March 31, 2002

Allegheny Ventures, Inc. Statement of Operations for the Three Months Ended March 31, 2002

Allegheny Ventures, Inc. Balance Sheet at March 31, 2002

Note:  In Holding Company Act Release No. 27486 (December 31, 2001), the Commission, among other things, authorized Allegheny Energy, Inc. to merge Allegheny Energy Global Markets in to Allegheny
Energy Supply, LLC, making it a division thereof. Effective January 1, 2002, Allegheny Energy Global
Markets and Allegheny Energy Supply, LLC will report on a consolidated basis.

Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC. /s/ THOMAS J. KLOC Thomas J. Kloc Vice President and Controller (Chief Accounting Officer)

May 29, 2002

Allegheny Energy Solutions
Consolidated Statement of Operations

Unaudited
Three Months Ended
(Thousand of Dollars)	March 31,
2002

Operating revenues:	$149,485

Cost of revenues:
Natural gas purchases	118,569
Other	25,205
Cost of revenues	143,774
Net revenues	5,711

Other operating expenses:
Operation expense	4,056
Depreciation and amortization	860
Taxes other than income taxes	155
Total other operating expenses	5,071
Operating income	640

Other income and expenses	1,051

Interest charges	(5)
Consolidated income before income taxes and minority interest
1,696

Federal and state income taxes	387
Minority interest	121

Consolidated net income	$ 1,188

Allegheny Energy Solutions
Consolidated Balance Sheet

(Thousands of Dollars)
Unaudited
March 31, 2002
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 2,048
Accumulated depreciation	(587)
1,461
Investments and Other Assets:
Excess of cost over net assets acquired	29,520
Nonutility investments	6,904
Intangible assets	23,025
59,449
Current Assets:
Cash and temporary cash investments	18,513
Accounts receivable:
Electric Service	7,885
Other	52,865
Allowance for uncollectible accounts	(2,895)
Accounts receivable affiliate, net	1,885
Materials and supplies - at average cost:
Operating and construction	639
Natural gas retail contracts	17,891
Other	965
97,748
Deferred Charges:
Natural gas retail contracts	3,586
Deferred income taxes	6,552
Other	2
10,140
Total Assets	$168,798

Allegheny Energy Solutions
Consolidated Balance Sheet (Cont'd)

(Thousands of Dollars)

Unaudited
March 31, 2002
CAPITALIZATION & LIABILITIES:
Common stock	$ 1
Other paid in capital	44,496
Retained earnings	(2,170)
Other comprehensive income	314
Total Capitalization	42,641

Current Liabilities:
Accounts payable	72,760
Taxes accrued:
Federal and state taxes	7,204
Other	645
Natural gas retail contracts	34,394
Other	26
115,029

Minority interest	3,174

Deferred credits:
Natural gas retail contracts	7,879
Other	75
7,954
Total Capitalization and Liabilities	$168,798

Allegheny Ventures, Inc.
Consolidated Statement of Operations

Unaudited
Three Months Ended
(Thousand of Dollars)	March 31,
2002

Operating revenues:	$151,323

Cost of revenues:
Natural gas purchases	118,569
Other	26,149
Cost of revenues	144,718
Net revenues	6,605

Other operating expenses:
Operation expense	5,258
Depreciation and amortization	860
Taxes other than income taxes	230
Total other operating expenses	6,348
Operating income	257

Other income and expenses	(1,765)

Interest charges	(5)
Consolidated loss before income taxes and minority interest	(1,503)

Federal and state income taxes	(941)
Minority interest	121

Consolidated net loss	$ (683)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of Dollars)
Unaudited
March 31, 2002
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 46,191
Accumulated depreciation	(2,934)
43,257
Investments and Other Assets:
Excess of cost over net assets acquired	30,642
Nonutility investments	29,603
Intangible assets	23,026
Other	11,071
94,342
Current Assets:
Cash and temporary cash investments	25,843
Accounts receivable:
Electric Service	18,817
Other	55,228
Allowance for uncollectible accounts	(2,953)
Materials and supplies - at average cost:	5,035
Natural gas retail contracts	17,891
Deferred income taxes	5
Income taxes receivable	1,727
Prepaid taxes	76
Other	1,792
123,461
Deferred Charges:
Natural gas retail contracts	3,586
Deferred income taxes	7,546
Other	5
11,137
Total Assets	$272,197

Allegheny Ventures, Inc.
Consolidated Balance Sheet (Cont'd)

(Thousands of Dollars)

Unaudited
March 31, 2002
CAPITALIZATION & LIABILITIES:
Capitalization:
Common stock	$ 1
Other paid in capital	169,018
Retained earnings	(36,914)
Other comprehensive income	14
132,119

Long-term debt	10,500
142,619

Current Liabilities:
Accounts payable	73,789
Accounts payable affiliates, net	2,179
Taxes accrued:
Federal and state taxes	7,215
Other	697
Natural gas retail contracts	34,394
Interest accrued	50
Other	89
118,413

Minority interest	3,174

Deferred credits
Natural gas retail contracts	7,879
Other	112
7,991
Total Capitalization and Liabilities	$272,197